Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-213477

Supplementing the Prospectus Supplement dated July 10, 2018

(To Prospectus dated September 2, 2016)

Keurig Dr Pepper Majority Shareholder to Increase Public Float of KDP

to Approximately 20% by Selling Shares

BURLINGTON, MA and PLANO, TX, May 16, 2019 — Keurig Dr Pepper (NYSE: KDP) announced today that Acorn Holdings (“Acorn”), the majority shareholder of KDP, has communicated to KDP that it intends to sell a portion of its shares in KDP, increasing the public float of the Company from approximately 15% currently to approximately 20%, subject to market conditions, by year-end. Acorn has also indicated that its decision was motivated by a desire from KDP management to provide additional liquidity to the market.  Acorn has already agreed to sell approximately 47 million shares through registered direct sales, which increases the public float to approximately 18%.   Except for this increase to approximately 20% of the public float, Acorn does not intend to sell any additional shares of KDP in the foreseeable future.

KDP has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents KDP has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, KDP will arrange to send you the prospectus if you request it by calling toll-free 1-781-418-7000 or visiting KDP’s Investor Relations website at http://investors.keurigdrpepper.com.

About Keurig Dr Pepper

Keurig Dr Pepper (KDP) is a leading coffee and beverage company in North America, with annual revenue in excess of $11 billion. KDP holds leadership positions in soft drinks, specialty coffee and tea, water, juice and juice drinks and mixers, and markets the #1 single serve coffee brewing system in the U.S. The Company maintains an unrivaled distribution system that enables its portfolio of more than 125 owned, licensed and partner brands to be available nearly everywhere people shop and consume beverages. With a wide range of hot and cold beverages that meet virtually any consumer need, KDP key brands include Keurig®, Dr Pepper®, Green Mountain Coffee Roasters®, Canada Dry®, Snapple®, Bai®, Mott’s® and The Original Donut Shop®. The Company employs more than 25,000 employees and operates more than 120 offices, manufacturing plants, warehouses and distribution centers across North America. For more information, visit www.keurigdrpepper.com.

Investors

Tyson Seely

T: 781-418-3352/ tyson.seely@kdrp.com

Steve Alexander

T: 972-673-6769/ steve.alexander@kdrp.com

Media

Katie Gilroy

T: 781-418-3345/ katie.gilroy@kdrp.com